Exhibit 1

[HIGHFIELDS CAPITAL LETTERHEAD]

MONY SHAREHOLDERS – VOTE AGAINST THE SALE OF MONY TO AXA

DEMAND FAIR VALUE FOR YOUR INVESTMENT

January 29, 2004

Dear Fellow MONY Shareholder:

We want you to know that Highfields Capital will vote all of its 2,184,500 MONY shares (4.63%) AGAINST the proposed sale of MONY to AXA Financial, Inc. This means that four of the largest MONY shareholders, holding almost 15% of all MONY shares, have publicly stated their belief that the sale should be rejected and that $31 per share is an inadequate price. We believe that independent MONY shareholders—no matter how many shares they own—should join us and vote AGAINST the sale to AXA.

Why We Are Voting Against the Sale to AXA.    Simply put, we believe that the sale to AXA is being driven by the desires of MONY’s current management, which has failed miserably to enhance MONY’s value since the IPO five years ago. When you consider management’s arguments in favor of the sale, also consider that management could receive approximately $90 million of compensation, change in control payments and other benefits from the sale to AXA—including approximately $20 million to CEO Michael I. Roth.

•	Management’s Claim that MONY Must be Sold Now is Wrong. Current management claims that MONY’s “poor earnings outlook” and potential “ratings downgrade” require that MONY be sold immediately. Yet, the month before announcing the AXA sale, Mr. Roth stated that “our plan to grow and diversify revenues and improve profitability is on track.” Just this week, management stated that MONY is a “fundamentally sound” company.

ASK YOURSELF: In a strengthening economy and with improved industry conditions, why is management trying to force an immediate sale at less than 75% of book value, when its financial advisor reports that the mean price paid in 33 recent precedent transactions is nearly two times book value?

•	Management’s Scare Tactics to Force a Sale. Management now has little good to say about their own company. It claims that MONY has a “lack of scale” and “reduced fee income” and that rejecting the sale to AXA could have dire consequences for shareholders. They claim that MONY shareholders who oppose the sale (including sophisticated institutional investors who hold over $200 million of MONY shares) are “misguided” and “reckless.” Instead, management asks you to take their word that the price is fair and as evidence they point to a fairness opinion from an investment banker that will receive $15 million if the AXA deal closes.

ASK YOURSELF: Are your interests more aligned with MONY’s independent shareholders who are voting AGAINST the sale, or with management who could receive approximately $90 million of total compensation if the sale to AXA is completed?

•	The AXA Offer is Too Low. The AXA offer was only 5.7% above the closing price of MONY shares prior to the deal announcement. Management has attempted various strategies to justify this extraordinarily low “premium,” but we believe the simple truth is that the premium was low because the price is too low. The $31 per share offered by AXA is less than 75% of the book value per share then reported by the Company. Yet, at the very same time, MONY’s investment banker giving the “fairness opinion” reported that over the previous five years, 33 comparable industry sales were made at an average of nearly two times the targets’ book values. Management wants you to ignore these precedents and now tells you that MONY’s reported book value overstates MONY’s true value.

ASK YOURSELF: Why is management now telling you that the book value they reported in certified SEC reports is not an accurate benchmark for determining MONY’s value, and asking you to vote for their low-priced deal with AXA?

•	Why a Vote AGAINST is Even More Justified Now. AXA’s $31 per share offer was too low in September, and it’s even more so now. The month prior to the AXA announcement, management reported to you that continued strengthening of the economy and positive market trends would result in MONY being “on target” for 2003. Both have occurred and resulted in increased performance and value across the industry.

In fact, if MONY’s share price from before the announcement to now had kept pace with the 21% increase in the share values of MONY’s peer group over the same period, MONY shares would be trading for approximately $35 per share even without any sale premium. Management also wants to hand the benefits of this improvement to AXA, not to MONY shareholders.

ASK YOURSELF: Why should I approve a sale to AXA at a price that doesn’t reflect improved industry conditions and MONY’s increased value?

•	Better Alternatives are Available to Shareholders. Management claims that you should vote in favor of the sale to AXA because no better offer has been made. However, this presupposes that an immediate sale is an absolute necessity. We strongly disagree.

In August, Mr. Roth stated that MONY was starting to benefit from a “market upturn” and an “improving investor environment.” Since then, economic conditions have further improved and industry valuations have increased. If MONY’s current sale alternatives are unattractive, or if management continues to fail to achieve operating improvements they have been promising and not delivering for over five years, it is the inevitable result of poor management.

We agree with other shareholders that new management could achieve higher profitability, enhance MONY’s value and reward shareholders with a higher share price or sale value. Other shareholders have already proposed alternative management with a proven track record of exceptional operating performance and delivering value to shareholders.

ASK YOURSELF: Why not tell MONY’s Board of Directors to fix broken management rather than sell your company to AXA at a bargain price?

The result of poor management should not be the sale of MONY at an inadequate price in a transaction that could result in a management windfall of approximately $90 million. Such a transaction effectively rewards management for its failures, rather than rewarding shareholders for their investment.

We are Exercising our Right to Demand Appraisal of MONY Shares by a Delaware Court.    Highfields Capital has also notified MONY that we are exercising our right under Delaware law to be paid the appraised value of MONY shares if the transaction is completed. We believe that preserving the right to appraisal is particularly important since, even if approved, the sale may not be completed for over a year. Any delay could mean that MONY’s value may increase even further by the effective time of the merger, the date as of which the appraisal value is determined.

•	Exercising appraisal rights will preserve your right to have the Delaware Court of Chancery determine the value of your MONY shares, rather than accept only what AXA has offered. You may revoke your appraisal demand, and accept the $31 per share merger price, at any time within 60 days after the effective date of the merger. If you vote in favor of the AXA transaction, you will lose this right to appraised value.

•	MONY has already announced non-compliance with AXA’s requirement that less than 10% of shares demand appraisal. MONY has also said that there is no assurance that AXA will waive this condition and complete the purchase. The result is that approval of the merger agreement could give AXA a one-way, perhaps year-long, option to either purchase MONY, or invoke its right to abandon the merger. Exercising appraisal rights now will ensure that you, and not just AXA, will have choices if the time to complete the merger finally comes.

Highfields Capital believes that an independent valuation will result in a value higher than $31 per share. Preserve your statutory right to be paid the appraised value of your shares. Vote AGAINST the AXA proposal and send MONY a demand for appraisal of your shares.

You may contact MacKenzie Partners toll-free at (800) 322-2885 or collect at (212) 929-5500 to obtain further information about how to exercise and preserve your appraisal rights.

Vote AGAINST the bargain sale to AXA and allow the employees of MONY to immediately return their focus to MONY’s own business, rather than AXA’s business plan. Give the independent members of the Board of Directors the opportunity to place MONY in the hands of proven and capable new management and reward shareholders for their patience and investment.

Highfields Capital Management

Jonathon S. Jacobson	Richard L. Grubman
Managing Director	Managing Director

Highfields Capital has retained MacKenzie Partners, Inc., a leading proxy solicitation firm, in order to assist it in communicating with MONY shareholders in connection with MONY’s February 24, 2004 special meeting of shareholders to vote on the proposed sale to AXA. Highfields plans to communicate with MONY shareholders by means of an exempt solicitation under the federal proxy rules in the near future. In the meantime, Highfields urges all MONY shareholders to protect the value of their investment by voting against AXA’s efforts to buy MONY at a discounted price.